United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 29, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

29 May 2026

Coca-Cola Europacific Partners plc – Results of 2026 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at 1A Wimpole Street, London, W1G 0EA, United Kingdom on 28 May 2026.

All 31 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 26 were passed as ordinary resolutions and resolutions 27 to 31 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	406,482,347	99.90%	407,236	0.10%	91.80%	247,725
2	Approval of the Directors' Remuneration Policy	400,476,791	98.39%	6,538,197	1.61%	91.83%	122,320
3	Approval of the Directors' Remuneration Report	403,059,719	99.03%	3,962,515	0.97%	91.83%	115,074
4	Election of Laurence Debroux as a director of the Company	406,762,348	99.93%	268,359	0.07%	91.84%	106,601
5	Election of Uvashni Raman as a director of the Company	406,739,581	99.93%	289,245	0.07%	91.83%	108,482
6	Re-election of Robert Appleby as a director of the Company	406,375,776	99.84%	655,756	0.16%	91.84%	105,776
7	Re-election of Manolo Arroyo as a director of the Company	356,719,567	87.77%	49,710,058	12.23%	91.70%	707,683
8	Re-election of John Bryant as a director of the Company	399,587,893	98.17%	7,440,596	1.83%	91.83%	108,819
9	Re-election of José Ignacio Comenge as a director of the Company	356,216,448	87.64%	50,230,043	12.36%	91.70%	690,817
10	Re-election of Sol Daurella as a director of the Company	395,397,538	97.19%	11,432,067	2.81%	91.79%	307,703
11	Re-election of Damian Gammell as a director of the Company	406,099,818	99.77%	943,569	0.23%	91.84%	93,921

12	Re-election of Nathalie Gaveau as a director of the Company	404,583,410	99.40%	2,429,902	0.60%	91.83%	123,996
13	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	403,977,573	99.30%	2,861,683	0.70%	91.79%	298,052
14	Re-election of Mary Harris as a director of the Company	399,637,873	98.18%	7,394,629	1.82%	91.84%	104,806
15	Re-election of Alfonso Líbano Daurella as a director of the Company	403,959,826	99.29%	2,878,878	0.71%	91.79%	298,604
16	Re-election of Nicolas Mirzayantz as a director of the Company	403,996,474	99.25%	3,033,232	0.75%	91.84%	107,602
17	Re-election of Mark Price as a director of the Company	403,545,563	99.14%	3,486,285	0.86%	91.84%	105,460
18	Re-election of Nancy Quan as a director of the Company	403,837,610	99.27%	2,983,316	0.73%	91.79%	316,382
19	Re-election of Mario Rotllant Solá as a director of the Company	402,930,232	99.04%	3,907,207	0.96%	91.79%	299,869
20	Re-election of Dessi Temperley as a director of the Company	406,551,287	99.88%	480,233	0.12%	91.84%	105,788
21	Reappointment of the Auditor	412,791,518	99.89%	469,606	0.11%	93.24%	126,315
22	Remuneration of the Auditor	406,971,413	99.99%	60,935	0.01%	91.84%	104,960
23	Political donations	405,971,063	99.77%	943,264	0.23%	91.81%	222,981
24	Authority to allot new shares	401,917,119	98.74%	5,114,455	1.26%	91.84%	105,734
25	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 5)	177,687,226	75.39%	58,009,286	24.61%	53.18%	171,440,796
26	Amendment to the Coca-Cola Europacific Partners plc Long Term Incentive Plan	404,311,107	99.35%	2,663,411	0.65%	91.82%	162,790
27	General authority to disapply pre-emption rights	405,902,986	99.75%	1,023,467	0.25%	91.81%	210,855
28	General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	406,501,699	99.88%	479,412	0.12%	91.82%	156,197

29	Authority to purchase own shares on market	403,732,454	99.21%	3,208,970	0.79%	91.82%	195,884
30	Authority to purchase own shares off market	403,713,015	99.21%	3,218,917	0.79%	91.81%	205,376
31	Notice period for general meetings other than annual general meetings	399,762,665	98.22%	7,261,540	1.78%	91.83%	113,103

The results for the election and re-election of independent non-executive directors, excluding the votes cast by Olive Partners, S.A. as the Company’s controlling shareholder, are set out below (see note 4):

Resolution		For (see note 4)		Against (see note 4)		Issued share capital represented by votes%	Votes withheld (see note 3)
		Votes	%	Votes	%
4	Election of Laurence Debroux as a director of the Company	240,633,362	99.89%	268,359	0.11%	54.35%	106,601
5	Election of Uvashni Raman as a director of the Company	240,610,595	99.88%	289,245	0.12%	54.35%	108,482
6	Re-election of Robert Appleby as a director of the Company	240,246,790	99.73%	655,756	0.27%	54.35%	105,776
8	Re-election of John Bryant as a director of the Company	233,458,907	96.91%	7,440,596	3.09%	54.35%	108,819
12	Re-election of Nathalie Gaveau as a director of the Company	238,454,424	98.99%	2,429,902	1.01%	54.35%	123,996
14	Re-election of Mary Harris as a director of the Company	233,508,887	96.93%	7,394,629	3.07%	54.35%	104,806
16	Re-election of Nicolas Mirzayantz as a director of the Company	237,867,488	98.74%	3,033,232	1.26%	54.35%	107,602

17	Re-election of Mark Price as a director of the Company	237,416,577	98.55%	3,486,285	1.45%	54.35%	105,460
20	Re-election of Dessi Temperley as a director of the Company	240,422,301	99.80%	480,233	0.20%	54.35%	105,788

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2	As at 11:30am on Tuesday 26 May 2026, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 443,217,637 ordinary shares in issue.
3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Under the UK Listing Rules (the “UKLR”), Olive Partners, S.A. (“Olive”) is treated as a “controlling shareholder” of the Company (that is, it exercises or controls more than 30% of the voting rights of the Company). In accordance with UKLR 6.2.5R, the election and re-election of CCEP’s independent non-executive directors must be conducted in accordance with UKLR 6.2.8R and 6.2.9R. Accordingly, the votes by CCEP’s shareholders excluding Olive and its presumed concert parties (the “Independent Shareholders”) in respect of resolutions 4, 5, 6, 8, 12, 14, 16, 17 and 20 have been counted and set out separately to determine whether these resolutions have been approved by a majority of the Independent Shareholders.

5	Resolution 25 was put to the AGM as a resolution of the Independent Shareholders

Resolution 25, being the ordinary resolution to approve the waiver by the Panel on Takeovers and Mergers under Rule 9 of the City Code on Takeovers and Mergers (the “Rule 9 Waiver”) in connection with the Company’s buyback programme, was duly passed by 75.39% of the votes cast by the Independent Shareholders with 24.61% of votes cast against. Resolution 25 is a standing agenda item at each Annual General Meeting to enable CCEP to exercise the authorities under resolution 29 to purchase its own shares on market and resolution 30 to purchase its own shares off market, which were both passed with majorities of 99.21%. This will enable CCEP to make use of the option to return value to shareholders through a possible future buyback programme. Had resolution 25 not been passed, the Company would not have been able to effect such buyback programmes, as explained in the Notice of AGM and also in the Letter to Shareholders issued via RNS on 18 May 2026.

CCEP intends to continue to engage with ISS on their standing policy to generally recommend a vote against Rule 9 waivers, which we believe may be a contributing factor in influencing investor decisions in this regard. In addition, CCEP will continue to engage, in the normal course and as appropriate, with shareholders who did not support resolution 25 to understand the reasons for their vote against the proposal and to continue a transparent and constructive dialogue on this topic. In accordance with provision 4 of the UK Corporate Governance Code, the Company will publish an update on this engagement, in accordance with the UK Corporate Governance Code, within six months of the 2026 AGM and a final summary in the Company's Annual Report for the 2026 Financial Year.

Olive is currently interested in 166,128,987 shares in the Company and the Rule 9 Waiver does not entitle Olive to be interested in a greater number of shares. The Rule 9 Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 41.4289%.

In accordance with UK Listing Rule 6.4.2R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 29, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary